SANYO

SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

03037372

November 5, 2003

To : Securities and Exchange Commission
Office of International Corporate Finance

SUPPL

82-264

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

NOTE

	Title of document	Copies
*	The Brief Statements of The Business Results for The Six Months ended Sep. 30, 2003	1
*	Notice of Resolution of The Board of Directors on Interim Dividends	1

SANYO ELECTRIC CO., LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
ACCOUNTING UNIT

dlw 11/17

(English Translation)

The Brief Statements of The Business Results for The Six Months ended Sep. 30, 2003

SANYO Electric Co., Ltd.

1. Date of The Board of Directors : Oct 29, 2003
2. Payable date for interim dividends : Nov 28, 2003

[1] Consolidated Results

(1) Business Results for The Six Months ended September 30, 2003 and 2002

	Millions of Yen		
	2003	2002	Change
Net sales	¥ 1,231,135	¥ 1,045,053	17.8 %
Operating income	45,461	33,600	35.3 %
Income before income taxes and minority interests	21,536	8,494	153.5 %
Net income	7,519	2,464	205.2 %

	Yen	
Net income per share : Basic	¥ 4.05	¥ 1.32
: Diluted	4.05	1.32

(2) Financial Position as of September 30, 2003 and 2002

	Millions of Yen	
	2003	2002
Total assets	¥ 2,764,410	¥ 2,730,281
Stockholders' equity	497,184	589,260
Stockholders' equity as a % of total assets	18.0 %	21.6 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2004

Net sales	¥ 2,450,000 Mil.
Net income	¥ 25,500 Mil.

[2] Non-consolidated Results

(1) Business Results for The Six Months ended September 30, 2003 and 2002

	Millions of Yen		
	2003	2002	Change
Net sales	¥ 656,620	¥ 544,266	20.6 %
Operating income	12,207	5,270	131.6 %
Ordinary income	10,798	5,776	86.9 %
Net income	5,627	3,145	78.9 %

	Yen	
Net income per share : Basic	¥ 3.03	¥ 1.68
Cash dividends declared	¥ 3.00	¥ 3.00

(2) Financial Position as of September 30, 2003 and 2002

	Millions of Yen	
	2003	2002
Total assets	¥ 1,413,862	¥ 1,390,334
Stockholders' equity	575,602	609,626
Stockholders' equity as a % of total assets	40.7 %	43.8 %

(3) Estimates of Business Results for The Fiscal Year ending March 31, 2004

Net sales	¥1,320,000 Mil.
Ordinary income	¥ 21,000 Mil.
Net income	¥ 12,500 Mil.

(English Translation)

October 30, 2003

To the Shareholders
of SANYO ELECTRIC CO., LTD.

Yukinori Kuwano, President
SANYO ELECTRIC CO.,LTD.
5-5, Keihan-Hondori 2-chome
Moriguchi-City, Osaka, Japan

Notice of Resolution of The Board of Directors on Interim Dividends

Notice is hereby given that at the meeting held on October 29, 2003, The Board of Directors of SANYO Electric Co., Ltd. adopted a resolution on the interim dividends for the 80th fiscal term (April 1, 2003 to March 31, 2004)
Details of the resolution are as follows:

* * *

Pursuant to the provisions set forth in Article 31 of the Articles of Incorporation of the Company, interim dividends shall be paid the shareholders and pledgees registered on the register of shareholders at the close of business on September 30, 2003 in the manner described below.

1. Amount of interim dividend — ¥3.00 per share

2. Effective date for claiming payment and date for starting payment — November 28, 2003